UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Ruling No. 358/2002, informs to its shareholders and to the market at large that, as a result of an alert issued by the CVM within its supervision activities, it has changed its understanding in relation to the characterization as a projection of the data disclosed as Capital Expenditure forecast for the next years.

Up to this date, the Company presented such data both in item 11 (Projections) of its Reference Form, with the forecast for the next 5 years, and in item 10.8 (a)(i) (Investments Forecasts), with the previsions for the next two years.

However, with such change in the understanding, the Company shall cease to disclose the data in item 11 of the Reference Form and shall keep it only in item 10.8, as an investment forecast, with the forecast for the next five years.

This decision has been taken based on the understanding that the Capital Expenditure forecast is more predictable and susceptible to commitment by the Company’s management, as opposed to actual projections that are hypothetical data that do not constitute promise of performance.

In view of the abovementioned, the Company shall refile today its Reference Form to reflect the indicated adjustments.

Finally, the Company emphasizes that its policy henceforth shall be not to disclose projections - since the only data disclosed up to this date were those related to the Capital Expenditures forecasts. Our Investor Relations area shall be at your disposal to clarify any doubts.

Campinas, March 9th, 2018.

CPFL ENERGIA S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.